ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF MAY 06, 2024

DATE AND TIME: On May 6, 2024, at 3:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6. of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company's financial statements for the period from January to March 2024, the Councilors resolved to draw up the following opinion:

> *"After examining the Company's financial statements for the period from January to March 2024 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of **ITAÚ UNIBANCO HOLDING S.A.** is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period."*

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 6, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development